Exhibit 99.1

A final amended and restated short form base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final amended and restated short form base shelf prospectus, any amendment to the final amended and restated short form base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final amended and restated short form base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

September 14, 2016

TELUS Corporation

Final Term Sheet

U.S.$600,000,000

2.800% Notes, due February 16, 2027

Issuer:	TELUS Corporation (“TELUS” or the “Company”)

Issue:	U.S.$600,000,000 2.800% Notes, due February 16, 2027 pursuant to the Amended and Restated Short Form Base Shelf Prospectus dated August 30, 2016 and the Prospectus Supplement dated September 14, 2016

Trade Date:	September 14, 2016

Settlement Date:	September 19, 2016 (T+3)

Principal Amount:	U.S.$600,000,000

Maturity Date:	February 16, 2027

Coupon:	2.800%

Interest Payment Dates:	February 16 and August 16 of each year, commencing February 16, 2017

Benchmark Treasury:(1)	[Redacted in accordance with Subsection 9A.3(4) of National Instrument 44-102 — Shelf Distributions]

Benchmark Treasury Price/Yield:(1)	[Redacted in accordance with Subsection 9A.3(4) of National Instrument 44-102 — Shelf Distributions]

Spread to Benchmark Treasury:(1)	[Redacted in accordance with Subsection 9A.3(4) of National Instrument 44-102 — Shelf Distributions]

Yield to Maturity:	2.891%

Public Offering Price:	99.189%

Redemption Provisions:

Make-whole Call:	Callable prior to November 16, 2026 at the greater of (i) the discounted value of the notes at the Adjusted Treasury Rate plus 20 basis points or (ii) par.

Par Call:	Callable on or after November 16, 2026 at par.

Use of Proceeds:

The net proceeds will be used to repay approximately U.S.$453 million of outstanding commercial paper and for general corporate purposes. Pending any such use of the net proceeds, the Company will invest the net proceeds in bank deposits and short-term marketable securities.

CUSIP/ISIN:	87971M BD4 / US87971MBD48

Minimum Denominations:	U.S.$2,000 of principal amount and any integral multiple of U.S.$1,000 in excess thereof.

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith
Incorporated
RBC Capital Markets, LLC
RBC Dominion Securities Inc.
Wells Fargo Securities, LLC
TD Securities (USA) LLC

Co-Managers:	BMO Capital Markets Corp.

CIBC World Markets Corp.
Scotia Capital (USA) Inc.
HSBC Securities (USA) Inc.
National Bank of Canada Financial Inc.
J.P. Morgan Securities LLC
MUFG Securities Americas Inc.
SMBC Nikko Securities America, Inc.

One or more sections of this final term sheet may be provided by members of the syndicate to investors.

(1)             Notice to Investors in Canada: [Redacted in accordance with Subsection 9A.3(4) of National Instrument 44-102 — Shelf Distributions]

The Company has filed a registration statement (File No. 333-213497) (including an amended and restated short form base shelf prospectus dated August 30, 2016) and a preliminary prospectus supplement dated September 14, 2016 (including the amended and restated short form base shelf prospectus, the “Prospectus”) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, RBC Capital Markets, LLC at 1-866-375-6829, or Wells Fargo Securities, LLC at 1-800-645-3751.